Exhibit 4.1

performance pledgeS

Tiewei Song, the Chief Executive Officer, and Xiaoping Wang, the Chief Operating Officer, of BIMI International Medical Inc., a company organized under the laws of the state of Delaware, the U.S.A. (the “Company”), for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, hereby make the following performance pledges to the Company:

The Company has continuously provided financial support to all its Chinese subsidiaries, including a recent capital contribution of $2 Million to Chongqing Bimai Pharmaceutical Technology Group Co., Ltd. (“Chongqing”), through the Company’s direct subsidiary, Bimai Pharmaceutical (Chongqing) Co., Ltd., which is Chongqing’s sole shareholder, to be used as working capital by Chongqing and its subsidiaries. To assist the Company in achieving sustainable operations and generating returns for its shareholders, we, as the executives responsible for managing the operations of all the Company’s Chinese subsidiaries, pledge to use our best efforts to help each Chinese subsidiary increase its revenue and achieve profitable operations.

Specifically, we pledge to ensure that the aggregate amount of the available cash (excluding cash received as loans or capital infusions or cash held in restricted accounts or otherwise unavailable for unrestricted use for any reason) of Chongqing and its subsidiaries, as of December 31, 2023 held in bank accounts of financial banking institutions, as audited by the Company’s independent auditors will be not less than $2 million (the “Performance Target”).

Furthermore,

(1)	Tiewei Song agrees that:

My cash salary for the period from October 1, 2021 to September 30, 2022 in the amount of $1 million will continue to accrue but not be paid, and if the Performance Target is not met by December 31, 2023, I will forfeit such accrued and unpaid salary; and

(2)	Xiaoping Wang agrees that:

Until December 31, 2023, all my salary, consisting of both cash and stock, will continue to accrue but not be paid, and if the Performance Target is not met, I will forfeit all my accrued and unpaid salary through the end of 2023 and will return to the Company the 50,000 shares of the Company’s common stock I previously received as salary.

By:	/s/ Tiewei Song
Name:	Tiewei Song
Date:	December 23, 2022

By:	/s/ Xiaoping Wang
Name:	Xiaoping Wang
Date:	December 23, 2022